===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                Amendment No. 5*

                      FISHER SCIENTIFIC INTERNATIONAL INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   338032105
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Ulrika Ekman
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 450-4000
-------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                November 7, 2002
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 5 Pages

===============================================================================

---------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------                              -------------------------
CUSIP No. 338032105                                      Page 2 of 5 Pages
------------------------                              -------------------------

-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Credit Suisse First Boston, on behalf of the investment banking business of the Credit Suisse First Boston business unit
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                        (b) [X]

-------------------------------------------------------------------------------
  3   SEC USE ONLY


-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      Not applicable
-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [_]

-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Switzerland
-------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               See Item 5
                        -------------------------------------------------------
                          8    SHARED VOTING POWER
   NUMBER OF SHARES
BENEFICIALLY OWNED BY          See Item 5
EACH REPORTING PERSON   -------------------------------------------------------
         WITH             9    SOLE DISPOSITIVE POWER

                               See Item 5
                        -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               See Item 5
-------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Item 5
-------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                [_]
      CERTAIN SHARES*

-------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      See Item 5
-------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      BK, HC, OO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No.5 amends and supplements the Report on the Schedule 13D, originally filed on February 10, 1998 (as heretofore amended and supplemented, the "Schedule 13D") with respect to the shares of common stock, $0.01 par value per share (the "Shares") of Fisher Scientific International Inc., a Delaware corporation ("Fisher").

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

   Item 4.  Purpose of the transaction.

     The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding, at the end of the third paragraph, the following:

     "On October 24, 2002, October 28, 2002, November 5, 2002, November 6, 2002 and November 7, 2002, the Reporting Person sold an additional 1,156,812 Shares on the open market in the amounts and at the prices set forth in Schedule 4 hereto."

   Item 5.  Interest in Securities of the Issuer.

     The response set forth in (a) and (b) of Item 5 of the Schedule 13D is hereby amended and supplemented by adding, as a new paragraph after the twentieth paragraph, the following:

     "In connection with the sale of Shares in October and November of 2002 referred to in Item 4, the Reporting Persons entered into a Waiver Agreement dated October 23, 2002 (the "Waiver Agreement"), a form of which is filed herewith and made a part hereof as Exhibit 13, with the Company and certain of its stockholders, pursuant to which the parties agreed to waive the application of certain provisions of the Investors' Agreement to certain transfers of Shares proposed to be undertaken by the stockholder parties to the Waiver Agreement. Among other provisions, the parties agreed that the transferees of these Shares would not be required to be bound by the terms of the Investors' Agreement, which otherwise continues in full force and effect."

     The response set forth in (a) and (b) of Item 5 of the Schedule 13D is hereby amended by deleting the twenty- first through thirty-fourth paragraphs and replacing them with the following:

     As of the date of this Amendment No. 5, Partners II directly holds 2,302,315 Shares and Warrants convertible into an additional 313,745 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 5, Partners II-A directly holds 91,688 Shares and Warrants convertible into an additional 12,495 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 5, Millennium directly holds 37,226 Shares and Warrants convertible into an additional 5,075 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 5, Millennium-A directly holds 7,261 Shares and Warrants convertible into an additional 990 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 5, EAB directly holds 10,338 Shares and Warrants convertible into an additional 1,410 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 5, Offshore II directly holds 113,218 Shares and Warrants convertible into an additional 15,430 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 5, Diversified directly holds 134,604 Shares and Warrants convertible into an additional 18,345 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 5, Diversified-A directly holds 49,987 Shares and Warrants convertible into an additional 6,810 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 5, Funding II directly holds 408,767 Shares and Warrants convertible into an additional 55,700 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 5, 1997 Partners directly holds 60,913 Shares and Warrants convertible into an additional 8,300 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 5, ESC directly holds 4,428 Shares and Warrants convertible into an additional 605 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 5, ESC II directly holds 434,158 Shares and Warrants convertible into an additional 59,165 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     In addition, in the ordinary course of the Reporting Person's business, Credit Suisse First Boston Corporation ("CSFBC") directly holds approximately 21,148 Shares in proprietary trading and investment accounts.

     As a result of the holdings of Fisher's securities described above, the Reporting Person may be deemed to beneficially own indirectly 4,174,121 Shares, representing 8.03% of the outstanding Shares."

   Item 7.  Material to be Filed as Exhibits.

      Exhibit 13: Form of Waiver Agreement among the Company and certain parties to the Investors' Agreement.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21 , 2002

                                  CREDIT SUISSE FIRST BOSTON, acting solely
                                     on behalf of the investment banking
                                     business of the Credit Suisse First
                                     Boston business unit


                                     By: /s/ Ivy B. Dodes
                                         -----------------------------------
                                     Name:  Ivy B. Dodes
                                     Title: Managing Director

                                   SCHEDULES

Schedules G, H, I and J are hereby deleted in their entirety and replaced with the following:

                                                                     SCHEDULE G

                        Directors and Executive Officers
                                       of
                     Credit Suisse First Boston Corporation

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of CSFB. The business address of the Reporting Person is 11 Madison Avenue, New York, New York 10010.

Name                        Business Address                Title and Present Principal Occupation        Citizenship
----                        ----------------                --------------------------------------        -----------
John J. Mack                11 Madison Avenue               President, Chief Executive Officer,               USA
                            New York, NY 10010              Board Member

Gary G. Lynch               11 Madison Avenue               Managing Director, General Counsel                USA
                            New York, NY 10010

Richard F. Brueckner        11 Madison Avenue               Managing Director                                 USA
                            New York, NY 10010

Michael Campbell            11 Madison Avenue               Managing Director                                 USA
                            New York, NY 10010

Brady W. Dougan             11 Madison Avenue               Managing Director, Board Member                   USA
                            New York, NY 10010

D. Wilson Ervin             11 Madison Avenue               Managing Director                                 USA
                            New York, NY 10010

Jeffrey M. Peek             11 Madison Avenue               Board Member                                      USA
                            New York, NY 10010

Robert C. O'Brien           11 Madison Avenue               Managing Director                                 USA
                            New York, NY 10010

Carlos Onis                 11 Madison Avenue               Managing Director, Board Member                   USA
                            New York, NY 10010

Richard E. Thornburgh       11 Madison Avenue               Managing Director, Board Member                   USA
                            New York, NY 10010

David C. Fisher             11 Madison Avenue               Chief Financial Officer, Board Member             USA
                            New York, NY 10010

Frank J. DeCongelio         11 Madison Avenue               Head of Operations                                USA
                            New York, NY 10010




Lewis H. Wirshba            11 Madison Avenue               Treasurer                                         USA
                            New York, NY 10010

Rochelle Pullman            11 Madison Avenue               Controller                                        USA
                            New York, NY 10010

                                                                     SCHEDULE H

                        Directors and Executive Officers
                                       of
                     Credit Suisse First Boston (USA), Inc.

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of CSFBUSA. The business address of CSFBUSA is 11 Madison Avenue, New York, New York 10010.

Name                        Business Address                Title and Present Principal Occupation        Citizenship
----                        ----------------                --------------------------------------        -----------
John J. Mack                11 Madison Avenue               President, Chief Executive Officer,               USA
                            New York, NY 10010              Board Member

Brady W. Dougan             11 Madison Avenue               Head of Securities Division, Board                USA
                            New York, NY 10010              Member

D. Wilson Ervin             11 Madison Avenue               Head of Strategic Risk Management                 USA
                            New York, NY 10010

David C. Fisher             11 Madison Avenue               Chief Financial and Accounting Officer            USA
                            New York, NY 10010

Jeffrey M. Peek             11 Madison Avenue               Managing Director, Head of Financial              USA
                            New York, NY 10010              Services Division, Board Member

Robert C. O'Brien           11 Madison Avenue               Chief Credit Officer                              USA
                            New York, NY 10010

Richard E. Thornburgh       11 Madison Avenue               Head of Finance and Risk, Board                   USA
                            New York, NY 10010              Member

Adebayo Ogunlesi            11 Madison Avenue               Managing Director, Head of Global               Nigeria
                            New York, NY 10010              Investment Banking, Board Member

Lewis H. Wirshba            11 Madison Avenue               Treasurer                                         USA
                            New York, NY 10010

Eileen K. Murray            11 Madison Avenue               Managing Director, Board Member                   USA
                            New York, NY 10010

Andrew B. Federbusch        11 Madison Avenue               Managing Director                                 USA
                            New York, NY 10010

Luther L. Terry, Jr.        11 Madison Avenue               Managing Director                                 USA
                            New York, NY 10010

Neil Moskowitz              11 Madison Avenue               Managing Director                                 USA
                            New York, NY 10010

Carlos Onis                 11 Madison Avenue               Managing Director                                 USA
                            New York, NY 10010

Neil Radey                  11 Madison Avenue               Managing Director                                 USA
                            New York, NY 10010




Stephen R. Volk             11 Madison Avenue               Managing Director, Board member                   USA
                            New York, NY 10010

Gary G. Lynch               11 Madison Avenue               Managing Director, General Counsel                USA
                            New York, NY 10010

                                                                     SCHEDULE I

                        Directors and Executive Officers
                                       of
                        Credit Suisse First Boston, Inc.

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of CSFBI. The business address of CSFBI is 11 Madison Avenue, New York, New York 10010.

Name                        Business Address                Title and Present Principal Occupation        Citizenship
----                        ----------------                --------------------------------------        -----------
John J. Mack                11 Madison Avenue               President, Chief Executive Officer,               USA
                            New York, NY 10010              Board Member

Brady W. Dougan             11 Madison Avenue               Managing Director                                 USA
                            New York, NY 10010

D. Wilson Ervin             11 Madison Avenue               Managing Director                                 USA
                            New York, NY 10010

David C. Fisher             11 Madison Avenue               Managing Director, Chief Accounting               USA
                            New York, NY 10010              Officer, Controller

Steven R. Volk              11 Madison Avenue               Board Member                                      USA
                            New York, NY 10010

Robert C. O'Brien           11 Madison Avenue               Managing Director, Chief Credit Officer           USA
                            New York, NY 10010

Richard E. Thornburgh       11 Madison Avenue               Chief Financial Officer, Board Member             USA
                            New York, NY 10010

Lewis H. Wirshba            11 Madison Avenue               Managing Director, Treasurer                      USA
                            New York, NY 10010

Eileen K. Murray            11 Madison Avenue               Managing Director                                 USA
                            New York, NY 10010

Neil Moskowitz              11 Madison Avenue               Managing Director                                 USA
                            New York, NY 10010

David C. O'Leary            11 Madison Avenue               Managing Director                                 USA
                            New York, NY 10010

Carlos Onis                 11 Madison Avenue               Managing Director                                 USA
                            New York, NY 10010

Neil Radey                  11 Madison Avenue               Managing Director                                 USA
                            New York, NY 10010

Jeffery M. Peek             11 Madison Avenue               Managing Director                                 USA
                            New York, NY 10010

Adebayo Ogunlesi            11 Madison Avenue               Managing Director                               Nigeria
                            New York, NY 10010




Jeffrey H. Salzman          11 Madison Avenue               Managing Director                                 USA
                            New York, NY 10010

Gary G. Lynch               11 Madison Avenue               Managing Director, General Counsel                USA
                            New York, NY 10010

                                                                     SCHEDULE J

                               Executive Officers
                                       of
                              the Reporting Person

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of CSFBI. The business address of the Reporting Person is 11 Madison Avenue, New York, New York 10010.

Name                        Business Address                Title and Present Principal Occupation        Citizenship
----                        ----------------                --------------------------------------        -----------
John J. Mack                11 Madison Avenue               Chief Executive Officer, Chairman                 USA
                            New York, NY 10010

Christopher Carter          17 Columbus Courtyard           Chairman of Europe                                USA
                            London, England E14
                            4DA

Brady W. Dougan             11 Madison Avenue               Head of Securities Division                       USA
                            New York, NY 10010

Gary G. Lynch               11 Madison Avenue               Global General Counsel                            USA
                            New York, NY 10010

Thomas R. Nides             11 Madison Avenue               Chief Administrative Officer                      USA
                            New York, NY 10010

Hector W. Sants             11 Madison Avenue               Chief Executive of Europe                         USA
                            New York, NY 10010

Barbara Yastine             11 Madison Avenue               Chief Financial Officer                           USA
                            New York, NY 10010

Stephen R. Volk             11 Madison Avenue               Chairman of CSFB                                  USA
                            New York, NY 10010

Adebayo Ogunlesi            11 Madison Avenue               Head of Global Investment Banking               Nigeria
                            New York, NY 10010

Eileen Murray               11 Madison Avenue               Head of Global Technology and                     USA
                            New York, NY 10010              Operations

Paul Costello               11 Madison Avenue               Chairman, Chief Executive Officer of              USA
                            New York, NY 10010              Asia Pacific

Brian D. Finn               11 Madison Avenue                                                                 USA
                            New York, NY 10010

Jeffery M. Peek             11 Madison Avenue               Head of Financial Services                        USA
                            New York, NY 10010

                                  SCHEDULE 4


Name of Entity             Date of Sale        Number of Shares        Price

Partners II                10/24/02            8,441                   $29.30
Partners II-A              10/24/02            336                     $29.30
Millennium                 10/24/02            136                     $29.30
Millennium-A               10/24/02            27                      $29.30
EAB                        10/24/02            38                      $29.30
Offshore II                10/24/02            415                     $29.30
Diversified                10/24/02            494                     $29.30
Diversified-A              10/24/02            183                     $29.30
Funding II                 10/24/02            1,499                   $29.30
1997 Partners              10/24/02            223                     $29.30
ESC                        10/24/02            16                      $29.30
ESC II                     10/24/02            1,592                   $29.30
Partners II                10/28/02            693                     $29.00
Partners II-A              10/28/02            28                      $29.00
Millennium                 10/28/02            11                      $29.00
Millennium-A               10/28/02            2                       $29.00
EAB                        10/28/02            3                       $29.00
Offshore II                10/28/02            34                      $29.00
Diversified                10/28/02            41                      $29.00
Diversified-A              10/28/02            15                      $29.00
Funding II                 10/28/02            123                     $29.00
1997 Partners              10/28/02            18                      $29.00
ESC                        10/28/02            1                       $29.00
ESC II                     10/28/02            131                     $29.00
Partners II                11/05/02            249,261                 $29.20
Partners II-A              11/05/02            9,927                   $29.20
Millennium                 11/05/02            4,030                   $29.20
Millennium-A               11/05/02            786                     $29.20
EAB                        11/05/02            1,119                   $29.20
Offshore II                11/05/02            12,258                  $29.20

Diversified                11/05/02            14,573                  $29.20
Diversified-A              11/05/02            5,412                   $29.20
Funding II                 11/05/02            44,255                  $29.20
1997 Partners              11/05/02            6,595                   $29.20
ESC                        11/05/02            480                     $29.20
ESC II                     11/05/02            47,004                  $29.20
Partners II                11/06/02            251,971                 $29.91
Partners II-A              11/06/02            10,036                  $29.91
Millennium                 11/06/02            4,074                   $29.91
Millennium-A               11/06/02            795                     $29.91
EAB                        11/06/02            1,131                   $29.91
Offshore II                11/06/02            12,392                  $29.91
Diversified                11/06/02            14,732                  $29.91
Diversified-A              11/06/02            5,472                   $29.91
Funding II                 11/06/02            44,736                  $29.91
1997 Partners              11/06/02            6,666                   $29.91
ESC                        11/06/02            480                     $29.91
ESC II                     11/06/02            47,515                  $29.91
Partners II                11/07/02            218,337                 $29.19
Partners II-A              11/07/02            8,693                   $29.19
Millennium                 11/07/02            3,532                   $29.19
Millennium-A               11/07/02            688                     $29.19
EAB                        11/07/02            981                     $29.19
Offshore II                11/07/02            10,735                  $29.19
Diversified                11/07/02            12,764                  $29.19
Diversified-A              11/07/02            4,740                   $29.19
Funding II                 11/07/02            38,766                  $29.19
1997 Partners              11/07/02            5,778                   $29.19
ESC                        11/07/02            425                     $29.19
ESC II                     11/07/02            41,173                  $29.19

All trades were effected on the New York Stock Exchange.


                                       2